Exhibit 12.1

Mylan Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended, September 30,		Year Ended December 31,
(In thousands, except for ratios)	2013	2012	2012	2011	2010

Earnings before income taxes and non-controlling interest	$554,147	$613,177	$804,079	$654,636	$355,944
Add: Loss from equity affiliates	13,108	12,434	16,865	—	22
Add: Fixed charges	243,415	243,941	321,786	348,032	342,851
Add: Amortization of capitalized interest	—	—	—	—	—
Total earnings	$810,670	$869,552	$1,142,730	$1,002,668	$698,817

Fixed charges:
Interest expensed	$233,744	$234,126	$308,699	$335,944	$331,462
Appropriate portion of rentals	9,670	9,815	13,087	12,088	11,389
Total fixed charges	$243,415	$243,941	$321,786	$348,032	$342,851

Ratio of earnings to fixed charges	3.33	3.56	3.55	2.88	2.04